TASEKO REPORTS FIRST QUARTER 2019 FINANCIAL & OPERATING RESULTS

This release should be read with the Company’s Financial Statements and Management Discussion & Analysis ("MD&A"), available at www.tasekomines.com and filed on www.sedar.com. Except where otherwise noted, all currency amounts are stated in Canadian dollars. Taseko’s 75% owned Gibraltar Mine is located north of the City of Williams Lake in south-central British Columbia. Production volumes stated in this release are on a 100% basis unless otherwise indicated.

May 8, 2019, Vancouver, BC – Taseko Mines Limited (TSX: TKO; NYSE AMERICAN: TGB) ("Taseko" or the "Company") reports the results for the three months ended March 31, 2019.

First quarter EBITDA* was $16.7 million and adjusted EBITDA of $10.2 million. The Company reported Earnings from mining operations before depletion and amortization of $15.7 million and a net loss of $7.9 million, or $0.03 per share.

Russell Hallbauer, President and CEO of Taseko, commented, “With a grade profile similar to 2018, copper and molybdenum production are expected to increase through 2019 and our previously stated guidance remains unchanged at 130 million lbs +/-5%.”

“Copper production in the first quarter was 25 million pounds, similar to the first quarter 2018. Gibraltar mine sequencing on a quarterly basis creates some grade variability, but year-over-year production will be much more consistent. Site operating costs* of US$1.91/lb and site operating cost per ton milled* of $10.88 remain within our expectations and should decline as production increases,” continued Mr. Hallbauer.

Mr. Hallbauer added, “Metal recoveries for both copper and molybdenum were excellent considering the lower copper head grade. Molybdenum production was up nearly 70% from the first quarter 2018, to 738,000 pounds. With moly prices stable at approximately US$12 per pound, we recorded a by-product credit of US$0.32 per pound, the highest in a number of years.

As was experienced throughout Western Canada in the quarter, severe winter weather affected all aspects of our Gibraltar operation, from shovel availabilities through to waste stripping and ore release. This, in combination with harder ore in the current Granite Pit pushback, reduced average mill throughput to 76,000 tons per day, which affected both copper and molybdenum production. Those issues are now behind us and we are back to normal throughput, with increasing head grade.”

“We made great progress at our Florence Copper project. Wellfield operations commenced late last year and after approximately three months of initial leaching, the copper leach solution was introduced to the SX/EW plant. By the middle of April, the plant was producing high quality copper cathode which was assayed at +99.9% copper. While we have always been confident with the process, it is fair to say that our expectations were surpassed in producing such high quality copper so quickly after wellfield start-up,” added Mr. Hallbauer.

*Non-GAAP performance measure. See end of news release.

Going forward the Company will be focusing on three key areas:

1.	The amendment to the operating permits for commercial operation;
2.	Optimization of the leach process; and
3.	Completion of a financing package for the commercial facility build out.

“A number of years ago, the decision was made to include a test phase to the project development plan. The permits that are currently in place only need to be amended for commercial scale-up. The advantage of operating the test facility is to have real operational data to provide to the state and federal regulators. This data is proof of performance and reliability, as opposed to theoretical predictions, and is constantly shared with regulators. This data will support a seamless and expedited amendment process which will be commencing in the coming weeks.

The success we are having with both the quantity and quality of cathode being produced is a major step in de-risking the project and creating many different financing opportunities for Taseko. The interest to participate in the future of one of the lowest cost copper producers in the world cannot be understated. The economics of the project are very compelling for all types of finance providers and we believe we can successfully arrange an attractive financing package,” concluded Mr. Hallbauer.

First Quarter Review

  First quarter earnings from mining operations before depletion and amortization* were $15.7 million, and Adjusted EBITDA was $10.2 million;

  Net loss was $7.9 million ($0.03 per share) and includes an unrealized foreign exchange gain of $6.7 million. Adjusted net loss* was $14.4 million ($0.06 per share);

  Cash flow from operations was $7.2 million;

  Copper production in the first quarter was 24.9 million pounds and copper sales were 23.3 million pounds (100% basis);

  Molybdenum production was 738 thousand pounds, a 67% increase over the first quarter of 2018, due to strong operating performance in the molybdenum plant.

  Site operating costs, net of by-product credits* were US$1.91 per pound produced and Total operating costs (C1)* were US$2.21 per pound produced;

  In April 2019, the Company announced first copper production from the test facility at the Florence Copper project. The first harvest resulted in 3,700 pounds of copper cathode, which was assayed at higher than 99.9% copper;

*Non-GAAP performance measure. See end of news release.

  The Company closed its acquisition of Yellowhead Mining Inc. (“Yellowhead”) on February 15, 2019. The environmental review process for the Yellowhead Project has been restarted, and Taseko’s technical team is working on a number of engineering initiatives to improve the project economics with the objective of issuing a new 43-101 technical report by the end of 2019; and

  The Company’s cash balance at March 31, 2019 was $34.5 million. Subsequent to the first quarter, the Company entered into an equipment loan, secured on existing mine equipment, and received net proceeds of $12.5 million.

HIGHLIGHTS
Financial Data	Three months ended March 31,
(Cdn$ in thousands, except for per share amounts)	2019	2018	Change
Revenues	70,274	64,179	6,095
Earnings from mining operations before depletion and amortization*	15,729	13,544	2,185
Loss from mining operations	(4,455)	(1,236)	(3,219)
Net loss	(7,931)	(18,481)	10,550
Per share - basic (“EPS”)	(0.03)	(0.08)	0.05
Adjusted net loss*	(14,419)	(10,999)	(3,420)
Per share - basic (“adjusted EPS”)*	(0.06)	(0.05)	(0.01)
EBITDA*	16,658	370	16,288
Adjusted EBITDA*	10,245	7,537	2,708
Cash flows provided by operations	7,191	11,556	(4,365)

Operating Data (Gibraltar - 100% basis)	Three months ended March 31,
	2019	2018	Change
Tons mined (millions)	23.3	26.7	(3.4)
Tons milled (millions)	6.8	7.5	(0.7)
Production (million pounds Cu)	24.9	22.9	2.0
Sales (million pounds Cu)	23.3	22.8	0.5

*Non-GAAP performance measure. See end of news release.

REVIEW OF OPERATIONS

Gibraltar Mine (75% Owned)
Operating data (100% basis)	Q1 2019	Q4 2018	Q3 2018	Q2 2018	Q1 2018
Tons mined (millions)	23.3	28.4	29.0	27.4	26.7
Tons milled (millions)	6.8	7.1	8.0	7.5	7.5
Strip ratio	3.2	5.1	1.7	1.9	4.1
Site operating cost per ton milled (CAD$)*	$10.88	$9.16	$10.60	$10.31	$8.68

Copper concentrate
Head grade (%)	0.216	0.222	0.314	0.263	0.201
Copper recovery (%)	84.6	81.3	85.9	85.3	75.7
Production (million pounds Cu)	24.9	25.8	43.0	33.5	22.9
Sales (million pounds Cu)	23.3	42.7	28.8	32.2	22.8
Inventory (million pounds Cu)	3.1	1.6	18.5	4.2	2.9
Molybdenum concentrate
Production (thousand pounds Mo)	738	727	690	506	443
Sales (thousand pounds Mo)	770	738	709	424	433
Per unit data (US$ per pound produced)*
Site operating costs*	$2.23	$1.92	$1.50	$1.78	$2.25
By-product credits*	(0.32)	(0.30)	(0.16)	(0.12)	(0.23)
Site operating costs, net of by-product credits*	$1.91	$1.62	$1.34	$1.66	$2.02
Off-property costs	0.30	0.49	0.24	0.32	0.31
Total operating costs (C1)*	$2.21	$2.11	$1.58	$1.98	$2.33

OPERATIONS ANALYSIS

First Quarter Operating Results

Copper production in the first quarter was 24.9 million pounds. Copper grade for the quarter averaged 0.216%, which was in line with management expectations and the mine plan, and approximately 15% below the life of mine average grade. Production was also affected by lower than planned mill throughput as a result of harder ore.

A total of 23.3 million tons were mined during the period, which was below plan due an extended period of extremely cold weather and unplanned mechanical issues which impacted shovel availability. The strip ratio for the first quarter was 3.2 to 1, and mill feed was supplemented with 1.2 million tons of ore drawn from the stockpile.

*Non-GAAP performance measure. See end of news release.

OPERATIONS ANALYSIS - CONTINUED

Site operating cost per ton milled* was $10.88 in the first quarter of 2019. In addition, capitalized stripping costs totaled $8.0 million (75% basis), or $1.57 per ton milled.

Total site spending (including capitalized stripping costs) was 7% lower than the previous quarter. However, site operating costs per pound produced* increased to US$2.23 from US$1.92 in the previous quarter, as a smaller portion of costs were allocated to capitalized stripping in the current period.

Molybdenum production was 738 thousand pounds in the first quarter, a result of continued strong molybdenum plant operating performance. By-product credits per pound of copper produced* increased to US$0.32 in the first quarter from US$0.30 in the previous quarter.

Off-property costs per pound produced* were US$0.30 for the first quarter of 2019. Off-property costs consist of concentrate treatment, refining and transportation costs, and these costs are in line with recent quarters.

GIBRALTAR OUTLOOK

Gibraltar is expected to produce approximately 130 million pounds (+/-5%) on a 100% basis in 2019, comparable to the production level achieved in 2018. While there will be quarterly fluctuations in both copper and molybdenum production, the Company does not anticipate those fluctuations to be as significant as in 2018. The fundamentals for copper remain strong and most industry analysts are projecting a growing deficit and higher copper prices in the coming years.

REVIEW OF PROJECTS

Taseko’s strategy has been to grow the Company by leveraging cash flow from the Gibraltar Mine to assemble and develop a pipeline of projects. We continue to believe this will generate long-term returns for shareholders. Our development projects are located in British Columbia and Arizona and represent a diverse range of metals, including gold, copper, molybdenum and niobium. Our current focus is on the development of the Florence Copper Project.

Florence Copper

Wellfield operations at the Production Test Facility (“PTF”) commenced in the fourth quarter of 2018. During the first quarter of 2019, concentrations of copper in the leach solution increased to levels which allowed the SX/EW plant to begin operation, and on April 12th the Company announced that the SX/EW plant was producing first copper.

The initial leaching period has taken approximately three months which was in line with expectations. The proportion of ore contacted underground with leach solution (known as “Sweep Efficiency”) has been encouraging to-date. The Company’s modelling predicted a 55% Sweep Efficiency after the first year of leaching and that level was achieved after the first three months.

*Non-GAAP performance measure. See end of news release.

REVIEW OF PROJECTS - CONTINUED

The main focus of the PTF phase is to demonstrate to regulators and key stakeholders that hydraulic control of underground leach solutions can be maintained, and provide valuable data to validate the Company’s leach model as well as optimize well designs and performance and hydraulic control parameters. Successful operation of the in-situ leaching process will allow permits to be amended for the full scale commercial operation, which is expected to produce 85 million pounds of copper cathode annually for 20 years. The permit amendment process has started and it is anticipated that construction of the commercial scale operation could be commenced in the first half of 2020.

The estimated capital cost of the commercial scale operation is US$204 million and the Company has begun initial discussions to advance project financing options from a variety of sources including debt providers, royalty companies, and potential joint venture partners. Management is encouraged by the expressions of interest from all potential sources to date, and is targeting to have committed funding in place before the end of the year.

Total expenditures at the Florence Project in the first quarter of 2019 were $3.3 million which includes PTF operation and other project development costs.

Yellowhead Copper

On December 4, 2018, the Company entered into an agreement to acquire all of the outstanding common shares of Yellowhead Mining Inc. (“Yellowhead”) that it did not already own, in exchange for 17.3 million Taseko common shares. The transaction was structured as a plan of arrangement pursuant to the Business Corporations Act (British Columbia) and required the approval of the Supreme Court of British Columbia and Yellowhead shareholders. All approvals were received and the transaction closed on February 15, 2019.

Yellowhead holds a 100% interest in a copper-gold-silver development project located in south-central British Columbia. The project feasibility study dated July 31, 2014, proposed a 70,000 tonne per day concentrator with total pre-production capital costs of approximately $1 billion and an average operating cost of US$1.46 per pound of copper. Using US$3.00 per pound of copper, a Canadian/US dollar exchange rate of 0.80, an 8% discount rate and other assumptions from the 2014 feasibility study results in a pre-tax net present value of $1.1 billion.

Since the closing of the acquisition, Taseko has restarted the environmental review process for the Yellowhead Copper Project, and the Company’s technical team has commenced work on a number of engineering initiatives to improve the project economics with the objective of issuing a new 43-101 technical report by the end of 2019.

Aley Niobium

Environmental monitoring on the project continues and product marketing initiatives are underway. A drill program was completed in the third quarter of 2018 to collect samples for further metallurgical testing. Aley project expenditures were $0.1 million in the first quarter of 2019.

The Company will host a telephone conference call and live webcast on Thursday, May 9, 2019 at 11:00 a.m. Eastern Time (8:00 a.m. Pacific) to discuss these results. After opening remarks by management, there will be a question and answer session open to analysts and investors. The conference call may be accessed by dialing (888) 390-0546 in Canada and the United States, or (416) 764-8688 internationally. The conference call will be archived for later playback until May 16, 2019 and can be accessed by dialing (888) 390-0541 in Canada and the United States, or (416) 764-8677 internationally and using the passcode 676442.

For further information on Taseko, please see the Company's website at www.tasekomines.com or contact:

Brian Bergot, Vice President, Investor Relations – 778-373-4554, toll free 1-800-667-2114

Russell Hallbauer
President and CEO

No regulatory authority has approved or disapproved of the information in this news release.

NON-GAAP PERFORMANCE MEASURES

This document includes certain non-GAAP performance measures that do not have a standardized meaning prescribed by IFRS. These measures may differ from those used by, and may not be comparable to such measures as reported by, other issuers. The Company believes that these measures are commonly used by certain investors, in conjunction with conventional IFRS measures, to enhance their understanding of the Company’s performance. These measures have been derived from the Company’s financial statements and applied on a consistent basis. The following tables below provide a reconciliation of these non-GAAP measures to the most directly comparable IFRS measure.

Total operating costs and site operating costs, net of by-product credits

Total costs of sales include all costs absorbed into inventory, as well as transportation costs and insurance recoverable. Site operating costs is calculated by removing net changes in inventory, depletion and amortization, insurance recoverable, and transportation costs from cost of sales. Site operating costs, net of by-product credits is calculated by removing by-product credits from the site operating costs. Site operating costs, net of by-product credits per pound are calculated by dividing the aggregate of the applicable costs by copper pounds produced. Total operating costs per pound is the sum of site operating costs, net of byproduct credits and off-property costs divided by the copper pounds produced. By-product credits are calculated based on actual sales of molybdenum (net of treatment costs) and silver during the period divided by the total pounds of copper produced during the period. These measures are calculated on a consistent basis for the periods presented.

	Three months ended March 31,
(Cdn$ in thousands, unless otherwise indicated) – 75% basis	2019	2018
Cost of sales	74,729	65,415
Less:
Depletion and amortization	(20,184)	(14,780)
Net change in inventories of finished goods	4,046	967
Net change in inventories of ore stockpiles	127	(3,896)
Transportation costs	(3,288)	(2,829)
Insurance recovery	-	4,000
Site operating costs	55,430	48,877
Less by-product credits:
Molybdenum, net of treatment costs	(7,819)	(5,009)
Silver, excluding amortization of deferred revenue	(186)	(92)
Site operating costs, net of by-product credits	47,425	43,776
Total copper produced (thousand pounds)	18,641	17,145
Total costs per pound produced	2.54	2.55
Average exchange rate for the period (CAD/USD)	1.33	1.26
Site operating costs, net of by-product credits (US$ per pound)	1.91	2.02
Site operating costs, net of by-product credits	47,425	43,776
Add off-property costs:
Treatment and refining costs	4,266	3,954
Transportation costs	3,288	2,829
Total operating costs	54,979	50,559
Total operating costs (C1) (US$ per pound)	2.21	2.33

NON-GAAP PERFORMANCE MEASURES - CONTINUED

Adjusted net income (loss)

Adjusted net income (loss) remove the effect of the following transactions from net income as reported under IFRS:

  Unrealized foreign currency gains/losses; and
  Unrealized gain/loss on copper put options.

Management believes these transactions do not reflect the underlying operating performance of our core mining business and are not necessarily indicative of future operating results. Furthermore, unrealized gains/losses on derivative instruments, changes in the fair value of financial instruments, and unrealized foreign currency gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

	Three months ended March 31,
($ in thousands, except per share amounts)	2019	2018
Net loss	(7,931)	(18,481)
Unrealized foreign exchange (gain) loss	(6,689)	8,332
Unrealized (gain) loss on copper put options	276	(1,165)
Estimated tax effect of adjustments	(75)	315
Adjusted net loss	(14,419)	(10,999)
Adjusted EPS	(0.06)	(0.05)

EBITDA and Adjusted EBITDA

EBITDA represents net income before interest, income taxes, and depreciation. EBITDA is presented because it is an important supplemental measure of our performance and is frequently used by securities analysts, investors and other interested parties in the evaluation of companies in the industry, many of which present EBITDA when reporting their results. Issuers of “high yield” securities also present EBITDA because investors, analysts and rating agencies consider it useful in measuring the ability of those issuers to meet debt service obligations. The Company believes EBITDA is an appropriate supplemental measure of debt service capacity, because cash expenditures on interest are, by definition, available to pay interest, and tax expense is inversely correlated to interest expense because tax expense goes down as deductible interest expense goes up; depreciation is a non-cash charge.

Adjusted EBITDA is presented as a further supplemental measure of the Company’s performance and ability to service debt. Adjusted EBITDA is prepared by adjusting EBITDA to eliminate the impact of a number of items that are not considered indicative of ongoing operating performance.

Adjusted EBITDA is calculated by adding to EBITDA certain items of expense and deducting from EBITDA certain items of income that are not likely to recur or are not indicative of the Company’s future operating performance consisting of:

  Unrealized foreign exchange gains/losses;
  Unrealized gain/loss on copper put options.

While some of the adjustments are recurring, other non-recurring expenses do not reflect the underlying performance of the Company’s core mining business and are not necessarily indicative of future results. Furthermore, unrealized gains/losses on derivative instruments, and unrealized foreign currency translation gains/losses are not necessarily reflective of the underlying operating results for the reporting periods presented.

NON-GAAP PERFORMANCE MEASURES - CONTINUED

	Three months ended March 31,
($ in thousands)	2019	2018
Net loss	(7,931)	(18,481)
Add:
Depletion and amortization	20,184	14,780
Amortization of share-based compensation expense (recovery)	1,787	(839)
Finance expense	9,742	9,311
Finance income	(308)	(323)
Income tax recovery	(6,816)	(4,078)
EBITDA	16,658	370
Adjustments:
Unrealized foreign exchange (gain) loss	(6,689)	8,332
Unrealized loss (gain) on copper put options	276	(1,165)
Adjusted EBITDA	10,245	7,537

Earnings from mining operations before depletion and amortization

Earnings from mining operations before depletion and amortization is earnings from mining operations with depletion and amortization added back. The Company discloses this measure, which has been derived from our financial statements and applied on a consistent basis, to provide assistance in understanding the results of the Company’s operations and financial position and it is meant to provide further information about the financial results to investors.

	Three months ended March 31,
(Cdn$ in thousands)	2019	2018
Loss from mining operations	(4,455)	(1,236)
Add:
Depletion and amortization	20,184	14,780
Earnings from mining operations before depletion and amortization	15,729	13,544

Site operating costs per ton milled

	Three months ended March 31,
(Cdn$ in thousands, except per ton milled amounts)	2019	2018
Site operating costs (included in cost of sales)	55,430	48,877

Tons milled (thousands) (75% basis)	5,096	5,633
Site operating costs per ton milled	$10.88	$8.68

CAUTION REGARDING FORWARD-LOOKING INFORMATION

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

•

uncertainties and costs related to the Company’s exploration and development activities, such as those associated with continuity of mineralization or determining whether mineral resources or reserves exist on a property;

•

uncertainties related to the accuracy of our estimates of mineral reserves, mineral resources, production rates and timing of production, future production and future cash and total costs of production and milling;

•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to our ability to complete the mill upgrade on time estimated and at the scheduled cost;
•	uncertainties related to the ability to obtain necessary licenses permits for development projects and project delays due to third party opposition;
•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations, particularly laws, regulations and policies;
•

changes in general economic conditions, the financial markets and in the demand and market price for copper, gold and other minerals and commodities, such as diesel fuel, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;

•	the effects of forward selling instruments to protect against fluctuations in copper prices and exchange rate movements and the risks of counterparty defaults, and mark to market risk;
•	the risk of inadequate insurance or inability to obtain insurance to cover mining risks;
•

the risk of loss of key employees; the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;

•	environmental issues and liabilities associated with mining including processing and stock piling ore; and
•

labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Taseko, investors should review the Company’s annual Form 40-F filing with the United States Securities and Exchange Commission www.sec.gov and home jurisdiction filings that are available at www.sedar.com.

Cautionary Statement on Forward-Looking Information

This discussion includes certain statements that may be deemed "forward-looking statements". All statements in this discussion, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities, and events or developments that the Company expects are forward-looking statements. Although we believe the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. All of the forward-looking statements made in this MD&A are qualified by these cautionary statements. We disclaim any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except to the extent required by applicable law. Further information concerning risks and uncertainties associated with these forward-looking statements and our business may be found in our most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.